Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest
	CADBURY SCHWEPPES PLC		BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
CHASE NOMINEES LTD*
BANK OF IRELAND NOMS LTD A/C NRI
BARCLAYSHARE NOMINEES LTD
MELLON NOMINEES LTD A/C BSDTUSD
HSBC GLOBAL CTDY NOM LTD A/C 899877
HSBC GLOBAL CTDY NOM LTD A/C 811834
CLYDESDALE BANK NOMINEES LTD
NUTRACO NOMINEES LTD
STATE STREET NOMINEES LTD A/C SS01
BARCLAYS NOMS (MONUMENT) LTD A/C R97
SWAN NOMINEES LTD
UNIDENTIFIED

*MULTIPLE ACCOUNT DESIGNATIONS
				36,570,588 563,260 728,217 505,123 15,567,854 655,882 421,180 358,237 2,146,297 2,671,686 91,025 286,396

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH	10.	Date of transaction N/A	11.	Date company informed 19 NOVEMBER 2002

12.	Total holding following this notification 60,565,745	13.	Total percentage holding of issued class following this notification 2.95%

14.	Any additional information	15.	Name of contact and telephone number for queries JOHN HUDSPITH 020 7830 5179

16.	Name and signature of authorised company official responsible for making this notification
MAC CLARK CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date of notification 19 NOVEMBER 2002